Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this presentation.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following slides were presented by John W. Thompson, Chairman and Chief Executive Officer of Symantec, and Gary L. Bloom, Chairman, President and Chief Executive Officer of VERITAS, on January 5, 2005.

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John W. Thompson, Chairman and CEO, Symantec Gary L. Bloom, Chairman, President and CEO, VERITAS

Forward-Looking Statement This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec's results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec's and VERITAS' most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement. Forward-Looking Statement

Where to Find Additional Information Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS' proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above. Additional Information

Corporate Vision: Information Integrity Vision Understand Act Control Information Integrity Leading Provider of Security Software Leading Provider of Storage Software + =

Addresses customers' desire to reduce the complexity of their IT infrastructure and consolidate suppliers Broadens product portfolio across heterogeneous platforms and across all tiers of the IT infrastructure Significantly expands total market opportunity from $35 billion to $56 billion in 2007, according to IDC Creates the 4th largest software company in the world Fastest growing large software company Leadership in information security and storage software Complementary go-to-market models drive revenue and global reach Industry veterans, experienced in acquisition integration Leadership Products Opportunities Strategic Rationale Strategic Rationale Management Market Size Customers

1) Source: IDC, 2004. 2) Security Services includes data for U.S. Consulting, Management Services and Education and Training market segments. 3) DBMS Management Software includes data for Data Movement and Replication and Data Management Facilities market segments. Expanding Market Opportunity - 12% CAGR Security Software Sys & Nwk Mgmt Security Services Security Appliances Storage Software Clustering DBMS Mgmt $35B $56B Market Size

Symantec/VERITAS CA BMC 5 4 2 Category Leader $2B $4B $5B Estimated Revenue - 4 Quarters ending 3/06 Leadership Source: Forward IBES Median Revenue and Company Estimates

Fastest Growing Software Company Over $3 Billion Symantec/VERITAS SAP Microsoft Oracle/Peoplesoft 18 10 7 7 7% 7% 10% 18% Year-Over-Year Estimated Growth Rates Source: IBES Median Revenue and Company Estimates Leadership

Technology Leadership VRTS EMC HP NetApp HDS Other storage mgmt 31.4 24.2 15.1 5.3 3.3 20.6 VRTS IBM CA EMC-LGTO HP Other backup & recovery 36.6 22.2 10.8 6.9 4.7 18.8 VRTS EMC IBM CA HP Other East 26.1 20.9 14.2 7.4 4.8 4.6 Storage Software Backup & Recovery Storage Management SYMC ISS BINDVIEW NETIQ FOUNDSTONE CA Patchlink IBM OTHER vuln mgmt 18.1 12.9 12.8 8 2.7 2.5 2.2 2.1 38.7 SYMC MFE TMIC CA SOPHOS Other SCM 33.2 16.7 11.7 3.6 3.1 31.7 SUMC MFE CA CHKP TMIC Other security 16.1 7 5.5 4.9 4.8 61.1 Vulnerability Mgmt & Policy Compliance Secure Content Mgmt Security Software Leadership Source: Gartner, IDC

Customer Perspective

Chief Information Officer: Today's Challenges Customers Reduce Risk in Managing Information Security Availability Reduce Complexity Heterogeneous environment Number of Suppliers Reduce Costs Hardware Labor

Reduce Risk in Managing Information Security Availability Reduce Complexity Heterogeneity Fewer Suppliers Reduce Costs Hardware Labor Symantec & VERITAS Address CIO Challenges Products Storage and Server Virtualization Storage and Server Management Backup, Archiving, Replication, Clustering, Performance Heterogeneous Software Policy Compliance, Vulnerability Mgmt, User Provisioning Single Supplier

Opportunities Distribution Consumer and Small Medium Enterprise Leverage Symantec brand presence in the channel Enterprises Leverage VERITAS' account presence in Fortune 500 Products Resilient Infrastructure Threat detection through improved application service levels Email Management Spam filtering through email archiving Regulatory Compliance Automated email retrieval of information during legal discovery Opportunities

Temple University Customer Quote "The addition of VERITAS to Symantec's information integrity portfolio should bring new, integrated product features addressing our secure data management needs, enterprise-wide. Our chief benefit will be earlier ROI recognition, through consolidating applications, deployments and personnel training programs." Ariel Silverstone Chief Information Security Officer, Temple University

Farmers and Merchants Bank Customer Quote "Both Symantec and VERITAS look to deliver solutions that meet our business requirements. With the merger of the two, we get a strategic advisor with greater scale and an integrated product line." Robert Graham Senior Vice President, Information Systems, Farmers and Merchants Bank

Sun Microsystems "Sun welcomes the proposed merger of Symantec and VERITAS. We have a longstanding partnership with both companies, which we're looking forward to evolving into the future. A strong security and storage company, focused on Solaris 10 on SPARC and x86, and the evolution of Sun's storage and systems portfolio, is good news for us and our customers." Jonathan Schwartz President and COO, Sun Microsystems Partner Quote

Network Appliance "The Symantec VERITAS merger marries data availability and security to provide a very compelling solution for data-hungry and information-driven customers. NetApp customers can benefit tremendously from this merger as we continue to expand our joint solution development, tighten interoperability, and simplify management for existing and future Symantec and VERITAS products. Importantly, we believe this merger validates the NetApp philosophy that 'specialists win' and represents the market reality that pure-play companies focused on their own core competencies deliver superior customer value. Symantec and NetApp are two specialists in their fields-- and we both seem poised to reap the benefits of that specialization." Paul Albright Senior Vice President, Marketing, Network Appliance Partner Quote

ASAP Software "ASAP congratulates both Symantec and VERITAS on their announced merger. We are excited about the partnership since it brings together important leaders in information security and storage software for a synergistic and simplified information integrity solution. ASAP enjoys excellent relationships with both Symantec and VERITAS. This new combination will make them an even more valued partner to us and to our customers." Harry Zoberman Senior Vice President, Marketing and Operations, ASAP Channel Partner Quote

CDW "We have strong relationships with both Symantec and VERITAS, and their products are important to our customers across all segments of our business. We also have extensive capabilities with both companies' software products, including the ability for our customers to manage their licenses on our Software License Tracker online tool. We will be working closely with Symantec and VERITAS to ensure that our customers continue to be well served throughout the two companies' transition and afterward." Doug Eckrote Senior Vice President, Purchasing and Operations, CDW Channel Partner Quote

TLIC Worldwide Channel Partner Quote "This is one of the most incredible things I've seen in five years of specializing in the sales of network security solutions. If my customers can now get Norton, intrusion-prevention software and VERITAS backup, I think a lot of companies are going to think twice about not signing onto the single-source solutions wagon." Steve Palange President, TLIC Worldwide

MOCA "Both Symantec and VERITAS have been significant vendors to our Software segment's growth rate at the MOCA Division of Arrow. MOCA's focus has been on enterprise- class software IP and products/solutions from vendors that leverage a value-added partner selling approach. We think there is a logical linkage between Symantec's security IP coupled together with VERITAS' vast storage management IP. We have high regard for both management teams and we look forward to seeing a combined company multiply their strengths in the marketplace through products and partner-led sales engagements. We expect it to be good for the enterprise software business opportunity." Rich Severa President MOCA, Division of Arrow Electronics Channel Partner Quote

Adexis "The potential merger of Symantec and VERITAS represents a great growth opportunity for us. Not only will there be a merging of two great brands but also a merging of two complimentary product lines that will allow us to provide our customers with a broader set of products and solutions to meet a broader set of business needs." James H. Wallace President Cranel, Parent of Adexis Channel Partner Quote

Customer, Partner and Channel Support for the Merger Support for the Merger

Transaction Summary and Financials

Approximately $13.5 billion All stock transaction Fixed exchange ratio of 1.1242 shares of Symantec for each VERITAS share Symantec shareholders will own approx. 60% of the combined company VERITAS shareholders will own approx. 40% of the combined company Deal announced on December 16, 2004 The transaction is expected to close second calendar quarter 2005 Symantec and VERITAS shareholder approval Regulatory approvals Other customary approvals Transaction Details Timeline Transaction Summary Transaction Summary Closing Conditions

The combined company will maintain the Symantec name Continue to trade on NASDAQ under the ticker "SYMC" John Thompson will be CEO of the combined company Gary Bloom will be responsible for sales, services and corporate development John Schwarz will be responsible for product development and engineering Greg Myers will be CFO of the combined company Ed Gillis will be responsible for integration 10 directors will comprise the board - 6 from Symantec, 4 from VERITAS Headquarters in Cupertino, CA Operations in more than 40 countries Employee count of approximately 13,000 Transaction Summary continued Transaction Summary Branding Leadership Board of Directors Operations

Financial Performance: Trailing Twelve Month P&L ending 9/30/04 Historical Financials Revenue $2,225 M $1,969 M Gross Profit $1,877 M $1,668 M Gross Margin 84.4% 84.7% Operating Income $737 M $552 M Operating Margin 33.1% 28.0% Non-GAAP Net Income* $519 M $390 M *Non-GAAP Net Income excludes expenses from the amortization of other intangibles from acquisitions, acquired in-process research and development, restructuring charges, and patent settlement charges as well as related income tax benefits. Reconciliation of GAAP to non-GAAP can be found on each company's investor relations website.

Financial Performance: Balance Sheet as of 9/30/04 Historical Financials Cash $2,545 M $2,539 M Deferred Revenue $1,153 M $418 M Debt $600 M $901 M DSO 48 38 Headcount 5,873 7,423

Consumer Enterprise Revenue 0.28 0.72 United States EMEA Asia / ROW Revenue 0.528 0.3075 0.164 Revenue Mix: Quarter ended 9/30/04 Historical Financials Combined Revenue by Customer Mix Combined Revenue by Geography Consumer Enterprise Asia/ROW United States EMEA

FY06 Guidance Revenue expectation of $5 billion Operating expenses expected to be 55% of revenue Cost synergies of $100 million $13 million should be realized in 1Q06, increasing through the year Excluding the impact of the deferred revenue write-down, non-GAAP EPS is expected to be $0.99 Including the impact of the deferred revenue write-down, non-GAAP EPS is expected to be $0.83 We expect the transaction to be accretive within the first full year of operations Guidance

Why is this a Good Deal? 4th Largest Software Company in The World Breadth and Depth: technology leader in infrastructure management Fastest growing large software company $35B market opportunity going to $56B Broad Coverage Model Global Reach: consumer to enterprise Channel Presence: volume distribution to global system integrators Solving the CIO's Biggest Problems Reduce risk and complexity of managing their IT infrastructure Will provide heterogeneous solutions from a single source Strong Financials Solid balance sheet Strong cash flow generation Experienced Management Team Industry veterans experienced in acquisition integration Investment Merits

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